Exhibit 99.2

                     IMI International Medical Innovations
                              SECOND-QUARTER REPORT
                                      2003


                       For the period ended June 30, 2003










                   IMI International Medical Innovations Inc.
                           Toronto Stock Exchange: IMI
                               www.imimedical.com

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. (TSX:IMI) is pleased to announce its results for the fiscal 2003 first quarter ended March 31, 2003.

During the quarter and subsequent weeks, IMI presented new positive data on its three cancer-detection tests, made important inroads in expanding the global franchise for its coronary artery disease predictive tests, advanced product development of new test formats and continued preparations to begin marketing our first products.

Our recent emphasis on growing the international opportunity for our heart disease predictive tests continued through the past quarter and remains a top priority. We are working toward having more products ready for sale in more territories. Over the past few months we have been aggressively developing two new test formats based on our skin-cholesterol technology, have continued active partnering discussions with multiple parties, and have made strong progress growing the scientific support for the use of skin cholesterol.

We presented new data on skin cholesterol measurement in children, and have several other papers and abstracts pending acceptance. These publications will directly fuel marketing activities this fall. We are moving forward on marketing programs with our partner, McNeil Consumer Healthcare, who remain committed to and excited about the near-term and long-term opportunities.

Our three cancer-detection tests received significant attention as emerging screening tests at the American Association for Cancer Research meeting last month in Washington. All three tests - ColorectAlert, LungAlert and our new breast cancer test - were the subjects of presentations where new data showed continued strong performance of the test in detecting early-stage cancer. Our clinical program for all three tests is progressing well, and we expect to begin important new studies for each of ColorectAlert, LungAlert and the breast cancer test this fall.

The company is in a good position right now to execute key short-term goals including marketing activities, forging new partnerships and expanding support for our disease-detection approach. And we continue, at the same time, to keep our eye on the longer-term vision and work toward growing the global opportunity for our multiple products.

/s/ Brent Norton
----------------------
Brent Norton, MD, MBA
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations
For the three months ended June 30, 2003, IMI reports a net loss of $833,000 or $0.04 per share compared with a loss of $1,193,000 or $0.06 per share for the quarter ended June 30, 2002. For the six months ended June 30, 2003, the Company reports a net loss of $1,644,000 or $0.08 per share, compared with $1,992,000 or $0.10 per share for the six months ended June 30, 2002.

Research and development expenditures for the three months ended June 30, 2003 decreased to $343,000, compared with $610,000 in 2002. Total research expenditures for the six months ended June 30, 2003 and June 30, 2002 amounted to $697,000 and $1,027,000, respectively. The major reason for the decrease was a reduction of $297,000 in the cost of clinical trials for the quarter (reduction of $317,000 for the six months). The Company is currently conducting 12 clinical trials, but several of them are subsidized through collaborative arrangements with third parties, thereby significantly reducing the Company's expenses. While expenditures on intellectual property decreased by only $3,000 for the quarter, they fell by $105,000 for the six months ended June 30. These reductions were partially offset by an increase in salaries and benefits of $53,000 for the quarter ($82,000 for six months) compared to the corresponding periods in 2002. This increase resulted from annual compensation reviews plus the addition of one employee to support the development of new technologies.

General and administration expenses amounted to $594,000 for the three months ended June 30, 2003, compared with $663,000 in the second quarter last year, a decrease of $69,000. Total general and administration expenses for the six months ended June 30, 2003 amounted to $1,113,000 compared with $1,058,000 in 2002. Professional fees related to the preparation of an application for a U.S. stock listing decreased by $33,000 during the quarter compared with 2002 (a decrease of $46,000 for the corresponding six month periods). This listing application is currently delayed until the Company's market capitalization meets the minimum requirements for approval of the listing. A contract with a U.S. consultant expired in 2002, resulting in a savings of $38,000 and $79,000 for the three and six months ended June 30, 2003. Professional services related to the Company's 2002 annual report increased by $40,000 to cover the additional cost of filing with the U.S. authorities. Compensation expense increased by $32,000 for the quarter compared with the corresponding period in 2002 ($63,000 for the corresponding six months periods) resulting from annual compensation reviews. The adoption of stock-based compensation applied to the Employee Share Purchase Plan resulted in non-cash expenses of $8,000 and $21,000 for the three and six months ended June 30, 2003 respectively, compared with nil for 2002.

Amortization expenses for the three months and six months ended June 30, 2003 amounted to $45,000 and $87,000, respectively. This is a decrease of $10,000 and $22,000, respectively, from the corresponding periods in 2002, resulting from the reduced net book value of the acquired technology. Acquisition of capital assets amounted to $31,000 for the six months ended June 30, 2003 compared to $17,000 in 2002.


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

Recoveries of provincial scientific research tax credits (ITC's) amounted to $78,000 for the quarter, including an accrual of $37,000 for 2003 and approximately $41,000 cash received as additional recoveries for the year ended December 31, 2001. This compares to $80,000 for the quarter ended June 30, 2002. Total recoveries for the six months ended June 30, 2003 and 2002 are $116,000 and $100,000 respectively.

Liquidity and Capital Resources
As at June 30, 2003 the Company had cash, cash equivalents and short-term investments totaling $8,602,000 ($10,112,000 as at December 31, 2002). For the six months ended June 30, 2003 the Company received $143,000 from the exercise of options and the repayment of shareholder loans. For the corresponding period in 2002, the Company received $5,763,000 from the issuance of capital stock resulting from a private placement of 1.2 million common shares at a price of $5.00 per share, for net proceeds of $5,471,000 and $13,000 from the exercise of warrants and options during the period. Cash used to fund the operating activities during the three months ended June 30, 2003 amounted to $764,000 compared to $993,000 for the three months ended June 30, 2002 ($1,622,000 and $1,816,000 for the six months ended June 30, 2003 and 2002, respectively). The Company has no long-term debt.

Risks and Uncertainties
To date, the Company has financed its activities through the issuance of shares and the recovery of ITCs. The Company believes that its existing cash resources together with the ITCs receivable of $215,000 will be sufficient to meet its current operating and capital requirements through at least fiscal 2004 and that no additional funds would be required to support ongoing product development, research and clinical trials.

The Company is exposed to financial market risks such as interest rates and foreign exchange fluctuations. The Company invests its funds in short-term high-grade financial instruments with varying maturities. Since the Company's intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Company's results of operations. The Company makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to the Company.




/s/ Ron Hosking
-----------------------
Ron Hosking, CA
Vice President and CFO

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
-------------------------------------------------------------------------------------
Consolidated Balance Sheets
As at June 30, 2003 and December 31, 2002
                                                            June 30      December 31
                                                              2003          2002
                                                          (Unaudited)     (Audited)
-------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                      $93,138      $150,451
Short-term investments                                       8,508,978     9,961,743
Prepaid expenses and other receivables                         132,642       237,591
Investment tax credits receivable                              215,000       271,000
-------------------------------------------------------------------------------------
Total current assets                                         8,949,758    10,620,785
-------------------------------------------------------------------------------------
Capital assets, net                                            187,130       191,632
Acquired technology, net                                       510,269       566,966
-------------------------------------------------------------------------------------
                                                            $9,647,157   $11,379,383
-------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                      $337,159      $589,555
-------------------------------------------------------------------------------------
Total current liabilities                                      337,159       589,555
-------------------------------------------------------------------------------------
Deferred revenue                                                96,550       100,000
-------------------------------------------------------------------------------------
Total liabilities                                              433,709       689,555
-------------------------------------------------------------------------------------
Shareholders' equity
Capital Stock                                               23,953,240    23,785,884
Warrants                                                       496,000       496,000
Deficit                                                    (15,235,792)  (13,592,056)
-------------------------------------------------------------------------------------
Total shareholders' equity                                   9,213,448    10,689,828
-------------------------------------------------------------------------------------
                                                            $9,647,157   $11,379,383
-------------------------------------------------------------------------------------
See accompanying notes


IMI International Medical Innovations Inc.
-----------------------------------------------------------------------------------------------
Consolidated Statements of Loss and Deficit
                                        Three months ended June 30   Six months ended June 30
                                            2003          2002          2003          2002
                                        (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                       --------------------------------------------------------
EXPENSES
Research and development                    $342,707      $609,895      $697,479    $1,026,599
General and administration                   594,051       662,644     1,112,848     1,058,037
Amortization                                  44,601        54,988        87,401       109,134
-----------------------------------------------------------------------------------------------
                                             981,359     1,327,527     1,897,728     2,193,770
-----------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits                       $77,583       $79,908      $115,583       $99,908
Interest and other income                     71,202        54,743       138,409       101,865
-----------------------------------------------------------------------------------------------
                                             148,785       134,651       253,992       201,773
-----------------------------------------------------------------------------------------------
Net loss for the period                     (832,574)   (1,192,876)   (1,643,736)   (1,991,997)

Deficit, beginning of period             (14,403,218)  (10,372,915)  (13,592,056)   (9,573,794)
-----------------------------------------------------------------------------------------------
Deficit, end of period                  $(15,235,792) $(11,565,791) $(15,235,792) $(11,565,791)
-----------------------------------------------------------------------------------------------
Basic and fully diluted loss per share        $(0.04)       $(0.06)       $(0.08)       $(0.10)
-----------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding                 20,912,277    20,962,919    20,863,543    20,280,411
-----------------------------------------------------------------------------------------------
See accompanying notes

IMI International Medical Innovations Inc.
------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                                                    Three months ended June 30   Six month ended June 30
                                                                        2003          2002        2003        2002
                                                                     (Unaudited)   (Unaudited)  (Unaudited) (Unaudited)
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                  $(832,574)$(1,192,876) $(1,643,736)$(1,991,997)
Add item not involving cash
    Amortization                                                            44,601      54,988       87,401     109,134
    Loss on disposal of capital asset                                        5,230           -        5,230           -
    Stock compensation costs included in:
       Research and development expense                                      1,080           -        4,166           -
       General and administrative expense                                    8,025           -       21,270           -
------------------------------------------------------------------------------------------------------------------------
                                                                          (773,638) (1,137,888)  (1,525,669) (1,882,863)
Net change in non-cash working
   capital balances related to operations                                   10,125     144,497      (95,977)     66,388
------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                         (763,513)   (993,391)  (1,621,646) (1,816,475)
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short term investments                                                     754,961  (5,604,274)   1,452,765  (3,246,630)
Purchase of capital assets                                                 (21,920)     (5,622)     (31,432)    (16,821)
------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities                            733,041  (5,609,896)   1,421,333  (3,263,451)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of capital stock, net                                                   -   5,603,305      143,000   5,763,305
------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                            -   5,603,305      143,000   5,763,305
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents during the period                                      (30,472)   (999,982)     (57,313)    683,379
Cash and cash equivalents
 -   Beginning of period                                                   123,610   2,276,740      150,451     593,379
------------------------------------------------------------------------------------------------------------------------
 -   End of period                                                         $93,138  $1,276,758      $93,138  $1,276,758
------------------------------------------------------------------------------------------------------------------------
Represented by
Cash                                                                       $93,138    $191,292      $93,138    $191,292
Cash equivalents                                                                 -   1,085,466            -   1,085,466
------------------------------------------------------------------------------------------------------------------------
                                                                           $93,138  $1,276,758      $93,138  $1,276,758
------------------------------------------------------------------------------------------------------------------------
See accompanying notes


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited)

1.   Nature of the Company and Basis of Presentation

     IMI International Medical Innovations Inc. [the "Company"] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and
     cancer.   The   Company   licenses,   develops   and   initiates   the
     commercialization of novel, medical technologies developed by various research institutions throughout the world.

     The Company currently owns patents for a test to measure skin cholesterol, has in-licensed the technologies for tests to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, the Company has licensed a different marker for the
     detection  of  prostate   cancer,   has  patents   pending  for  color
     measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.   Accounting Policies

     The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited  financial  statements and notes thereto for the
     fiscal  year  ended  December  31,  2002.  Where  appropriate,   these
     financial statements include estimates based on management's judgment.

3.   Stock-Based Compensation

     Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in The Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments".

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees after January 1, 2002 had been determined based on the fair value method.


                               Three months ended June 30    Six months ended June 30
                               ---------------------------   ------------------------
                                   2003            2002           2003          2002

-------------------------------------------------------------------------------------------
Net loss as reported           $(832,574)   $(1,192,876)         $(1,643,736)  $(1,991,997)
Estimated stock-based
  compensation costs             (79,584)       (51,309)            (152,098)      (93,017)
-------------------------------------------------------------------------------------------
Pro forma net loss             $(912,158)   $(1,244,185)         $(1,795,834)  $(2,085,014)
-------------------------------------------------------------------------------------------
Pro forma basic and diluted loss per
 common share                      $(0.04)  $     (0.06)         $     (0.09)  $     (0.10)


The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the six month period ended June 30, 2003: risk free interest rate of 4.2%, expected dividend yield of nil, expected volatility of 0.549 and expected option life of 5 years (three month period ended June 30, 2003: risk free interest rate of 3.9%, expected dividend yield of nil, expected volatility of 0.542 and expected option life of 5 years). The weighted-average fair value of the options granted during the three months and six months ended June 30, 2003 is $2.85. Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the fiscal year ended December 31, 2002.

4.   Share Capital

     a)   Authorized

          The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

     b)   Issued and outstanding shares



                                                      Stated       Contributed
                                            Number     value       surplus    Total
Common shares                                 #          $              $         $
--------------------------------------------------------------------------------------
Balance, December 31, 2002               21,156,960   23,921,641   119,288  24,040,929
Issued on exercise of options                80,000       98,000         -      98,000
Issuance of stock options                         -           -      2,546       2,546
Issued under share purchase plan              4,459       13,245         -      13,245
--------------------------------------------------------------------------------------
Balance, March 31, 2003                  21,241,419   24,032,886   121,834  24,154,720
Issued under share purchase plan              3,083        8,565         -       8,565
--------------------------------------------------------------------------------------
Share purchase loans                       (315,000)    (210,045)        -    (210,045)
--------------------------------------------------------------------------------------
Balance, June 30, 2003                   20,929,502   23,831,406   121,834  23,953,240
--------------------------------------------------------------------------------------


c) Options



                                     Weighted Average
                             Shares  Exercise Price
                                #         $
---------------------------------------------------
Balance, December 31, 2002  1,798,500   3.04
Granted                       182,285   2.85
Exercised                     (80,000)  1.23
Expired                       (30,000)  2.65
--------------------------------------------------
Balance, March 31, 2003     1,870,785   3.10
Granted                        81,000   2.85
--------------------------------------------------
Balance, June 30, 2003      1,951,785   3.09
---------------------------------------------------


4.   Consolidated Statements Of Cash Flows

     Changes  in  non-cash   working  capital  balances  related  to  operations
comprise:

                                                 Three months ended June 30        Six months ended June 30
                                                 ---------------------------       ------------------------
                                                        2003          2002              2003         2002
--------------------------------------------------------------------------------------------------------------
         Prepaid expenses and other receivables   $   (42,252)    $ (60,199)          $ 103,869      $(98,206)
         Investment tax credits receivable             94,000        50,000              56,000        30,000
         Accounts payable and accrued liabilities     (39,898)      160,696            (252,396)      146,594
         Advance collaboration funding                      -        (6,000)                  -       (12,000)
         Deferred revenue                              (1,725)            -              (3,450)            -
--------------------------------------------------------------------------------------------------------------
                                                  $    10,125     $ 144,497          $  (95,977)    $  66,388
--------------------------------------------------------------------------------------------------------------

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

IMI CORPORATE INFORMATION

IMI International Medical Innovations Inc.
4211 Yonge Street, Suite 300
Toronto, Ontario, Canada
M2P 2A9

Tel:              (416) 222-3449
Fax:              (416) 222-4533
Website:          www.imimedical.com
Email:            info@imimedical.com

Stock Listing
Toronto Stock Exchange (TSX)
Symbol:  IMI

Investor Inquiries
Andrew Weir
Director, Communications
(416) 222-3449 x27
aweir@imimedical.com

Transfer Agent and Registrar
Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
CANADA M5H 4C3

Auditors
Ernst & Young LLP, Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay Street, Toronto Dominion Centre
Toronto, Ontario
CANADA M5K 1J7

This report contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regular filings.

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